UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

VIKING THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

92686J106

(CUSIP Number)

Ligand Pharmaceuticals Incorporated

11119 North Torrey Pines Rd., Suite 200

La Jolla, CA 92037

(858) 550-7500

Copy to:

Scott N. Wolfe, Esq.

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Telephone: (858) 523-5400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 92686J106

1.	Name of Reporting Person: Ligand Pharmaceuticals Incorporated
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC and OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 4,552,859
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,552,859
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,552,859
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 49.8%
14.	Type of Reporting Person: CO

The following constitutes the Schedule 13D filed by the undersigned (this “Schedule 13D”)

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of Viking Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 11119 North Torrey Pines Road, Suite 50, La Jolla, California 92037.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Ligand Pharmaceuticals Incorporated (“Ligand” or the “Reporting Person”).

(b) The principal business address of the Reporting Person is 11119 North Torrey Pines Road, Suite 200, La Jolla, CA 92037. The principal business addresses of the directors and executive officers of the Reporting Person are set forth in Exhibit 99.1 to this Schedule 13D.

(c) The principal business of the Reporting Person is developing or acquiring royalty generating assets in the pharmaceutical industry. The principal occupations of the directors and executive officers of the Reporting Person are set forth in Exhibit 99.1 to this Schedule 13D.

(d) Neither the Reporting Person nor any person listed in Exhibit 99.1 to this Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor any person listed in Exhibit 99.1 to this Schedule 13D has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The Reporting Person is a corporation organized under the laws of the State of Delaware. Information called for by Items 2 – 6 of this Schedule 13D concerning the directors and executive officers of the Reporting Person is set forth in Exhibit 99.1 to this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The 4,552,859 shares of Common Stock owned by Ligand were acquired on May 4, 2015, in connection with the closing of the Issuer’s initial public offering (the “IPO”) and consists of 3,427,859 shares of Common Stock issued pursuant to the terms of a Master License Agreement, dated May 21, 2014, among Ligand, Metabasis Therapeutics, Inc. (“Metabasis”), a wholly-owned subsidiary of Ligand, and the Issuer (as amended by the First Amendment to Master License Agreement, dated September 6, 2014 and the Second Amendment to Master License Agreement, dated April 8, 2015, the “Master License Agreement”) and 1,125,000 shares of Common Stock purchased by Ligand at the initial public offering price of $8.00 per share in the IPO, or $9,000,000 in the aggregate.

The source of the funds for the purchases by Ligand in the IPO was from working capital. The source of funds for the shares of Common Stock acquired by Ligand pursuant to the Master License Agreement are classified as other due to the fact that those shares of Common Stock were issued to Ligand as partial consideration for licenses granted to the Issuer by Ligand.

No part of the purchase price was borrowed by the Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4.	Purpose of Transaction

The acquisitions made by the Reporting Person in connection with the IPO, including shares of Common Stock issued pursuant to the Master License Agreement, were for investment purposes only.

Ligand and the Issuer are parties to a Loan and Security Agreement, dated May 21, 2014 (as amended by the First Amendment to Loan and Security Agreement, dated April 8, 2015, the “Loan and Security Agreement”), pursuant to which Ligand loaned $2,500,000 to the Issuer. Such debt is evidenced by a Senior Convertible Promissory Note (the “Convertible Note”). Pursuant to the terms of the Loan and Security Agreement, upon the earlier of: (1) a bona fide capital financing transaction or series of financing transactions with one or more financial non-strategic investors with aggregate net proceeds to the Issuer of at least $20,000,000 and pursuant to which the Issuer issues shares of its equity securities; (2) the consummation of a firmly underwritten public offering pursuant to the Securities Act of 1933 (the “Securities Act”), on Form S-1 or Form S-3 or any successor forms subsequent to the IPO with an aggregate offering size of at least $20,000,000; or (3) one year after the closing of the IPO, Ligand may elect to (a) receive such number of shares of the type of equity which the Issuer issues in such private financing or public offering equal to 200% of the amount obtained by dividing the entire then-outstanding principal amount of the loans, plus all accrued and previously unpaid interest thereon, by the lowest per share price paid by investors in the IPO, (b) require the Issuer to prepay in cash an amount equal to 200% of the principal amount of the loans then-outstanding plus all accrued and previously unpaid interest thereon, or (c) receive a combination of shares under clause (a) and cash under clause (b) up to the aggregate value of 200% of the principal amount of the loans then-outstanding plus all accrued and previously unpaid interest thereon. The Convertible Note is exercisable on May 4, 2016 (one year after the closing of the IPO) or upon the earlier occurrence of an event described above in (1) or (2) of this paragraph.

Other than the Convertible Note, Ligand does not currently have any other plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j).

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported owned by the Reporting Person is based upon 9,149,018 shares of Common Stock outstanding, which is based on information provided by the Issuer in a schedule provided to the Reporting Person in connection with the calculation of shares issuable under the Master License Agreement.

Ligand beneficially owns, in the aggregate, 4,552,859 shares of Common Stock, constituting approximately 49.8% of the Common Stock outstanding consisting of (a) 3,725,445 shares of Common Stock, which Ligand owns directly and (b) 827,414 shares of Common Stock, which Metabasis owns directly.

The directors and executive officers of Ligand, comprised of the members as set forth on Exhibit 99.1 to this Schedule 13D, may be deemed to beneficially own the shares held by Ligand as they control voting and investment decisions over the Issuer’s shares held by Ligand. Each of the directors and executive officers of Ligand disclaims beneficial ownership over the shares of Common Stock held by Ligand except to the extent of any respective pecuniary interest therein.

(b) Ligand has shared voting and shared dispositive power with respect to all of the shares of Common Stock that it beneficially owns.

As described in Item 5(a), each of the respective directors and executive officers disclaims beneficial ownership of the shares of Common Stock held by the Reporting Person except to the extent of any respective pecuniary interest therein.

(c) Except as otherwise described in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock or other equity security of the Issuer during the last 60 days.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the beneficially owned Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the IPO, Ligand and certain other persons have agreed to enter into lock-up agreements (the “Lock-Up Agreements”), pursuant to which such persons agreed, subject to certain exceptions, not to directly or indirectly sell, transfer or dispose of any shares of the Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, whether now owned or hereafter acquired by such persons or with respect to which such persons have or hereafter acquire the power of disposition (collectively, the “Lock-Up Securities”) in the case of Ligand, 270 days after the date of the IPO, or in the case of certain other persons, 180 days after the date of the IPO, without the prior written consent of Laidlaw & Company (UK) Ltd. as representative of underwriters in the IPO. Notwithstanding the terms of the Lock-Up Agreements, Ligand may sell, transfer or otherwise dispose of the Convertible Note prior to conversion, provided that the transferee of the Convertible Note remains subject to the terms of the Lock-Up Agreement.

Ligand, Metabasis and the Issuer are parties to the Master License Agreement. Pursuant to the terms of the Master License Agreement, upon the closing of the IPO, the Issuer issued an aggregate of 3,427,859 shares of Common Stock to Ligand and Metabasis. The Master License Agreement limited the Reporting Person’s aggregate ownership of the Issuer’s Common Stock (including any shares of Common Stock acquired by the Reporting Persons in the IPO) to 49.9% of the Issuer’s Common Stock outstanding following the closing of the IPO (the “Ownership Cap”) (including, if applicable, an adjustment in the event the underwriters in the IPO exercise their option to purchase additional share in the IPO). In the event the underwriters in the IPO exercise their option in full, Viking will issue an additional 228,105 shares of Common Stock. The Ownership Cap does not apply to any shares of Common Stock issuable upon conversion of the Convertible Note.

Ligand loaned the Issuer $2,500,000 pursuant to the terms of the Loan and Security Agreement and evidenced by the Convertible Note. The descriptions of the Loan and Security Agreement and the Convertible Note are incorporated herein by reference to Item 4.

In connection with the execution of the Master License Agreement, the Loan and Security Agreement and the Convertible Note, Ligand and the Issuer executed a Management Rights Letter, dated as of May 21, 2014 (the “Management Rights Letter”). Pursuant to the Management Rights Letter, the Issuer agreed to: (1) expand the size of its board of directors to create the addition of one new directorship, and (2) appoint an individual named by Ligand (the “Ligand Director”) to fill such newly created directorship. As of the date of this Schedule 13D, Mr. Matthew W. Foehr, Ligand’s President and Chief Operating Officer, serves as the Ligand Director. The Ligand Director is entitled to receive the same compensation as is provided to the Issuer’s other directors except that the Ligand Director is not entitled to receive any compensation for serving on a committee of the Issuer’s board of directors. The Issuer is obligated to provide Ligand with advance written notice of the date of the Issuer’s annual meeting of its stockholders for each year in which the Ligand Director is up for election so as to permit Ligand to designate the Ligand Director for election at such annual meeting, and to nominate the Ligand Director to the Issuer’s board of directors at each such annual meeting of its stockholders. In the event that Ligand is not represented on the Issuer’s board of directors, Ligand has contractual rights to consult with the Issuer and offer advice to its management on significant business issues and the right to receive copies of all notices, minutes, consents and other material that the Issuer provides to its directors, subject to certain exceptions. The Issuer also agreed to appoint a chairperson to its board of directors who is “independent” under applicable Securities and Exchange Commission (the “SEC”) rules and the rules and listings standards of The Nasdaq Stock Market, LLC. The Management Rights Letter will terminate upon the earliest to occur of: (a) the liquidation, dissolution or indefinite cessation of the Issuer’s business operations; (b) the execution by the Issuer of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the Issuer’s property and assets; (c) and acquisition of the Issuer by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) if the Issuer’s stockholders of record as constituted immediate prior to such transaction hold less than 50% of the voting power of the surviving or acquiring entity; (d) following the Issuer’s issuance of securities pursuant to the Master License Agreement, the date that Ligand and its affiliates collectively cease to beneficially own at least 7.5% of the Issuer’s outstanding voting stock; or (e) May 21, 2024.

In connection with the terms of the Management Rights Letter, the Issuer, Ligand, Metabasis, the Issuer’s President and Chief Executive Officer, Mr. Brian Lian, Ph.D., and the Issuer’s Chief Operating Officer, Mr. Michael Dinerman, M.D., entered into a Voting Agreement, dated as of May 21, 2014 (the “Voting Agreement”). Pursuant to the Voting Agreement, each of Ligand, Dr. Lian and Dr. Dinerman agreed to vote all of his or its shares of the

Issuer’s voting securities so as to elect the Ligand Director as a member of the Issuer’s board of directors, and, if requested by Ligand, to vote in favor of any removal of the Ligand Director or selection of a new Ligand Director. The Voting Agreement will terminate under the same circumstances in which the Management Rights Letter will terminate.

Ligand, Metabasis and the Issuer are party to a Registration Rights Agreement, dated May 21, 2014 (the “Registration Rights Agreement”). Subject to certain limitations, the Issuer has agreed to file with the SEC, by no later the first date on which the Lock-Up Agreement described above expires or lapses with respect to persons other than Ligand (that is, 180 days after the IPO), a registration statement on Form S-1 under the Securities Act that covers the resale of the full amount of shares of Common Stock issued to Ligand and Metabasis pursuant to the Master License Agreement, shares of Common Stock purchased by Ligand in the IPO, and shares of Common Stock issuable to Ligand pursuant to the Convertible Note. The Issuer has also agreed to use commercially reasonable efforts to qualify for the use of Form S-3 and, once it has done so, to convert the registration statement on Form S-1 described in this paragraph into a registration statement on Form S-3. Under the Registration Rights Agreement, the Issuer will pay all expenses relating to such registration on Form S-1, including the reasonable fees of one special counsel, up to $20,000 for Ligand. The Issuer will not pay any selling expenses of Ligand. Ligand’s registration rights pursuant to the Registration Rights Agreement will terminate upon the earlier of (1) the date on which all of the shares covered by the Registration Rights Agreement may be sold under Rule 144 during any 90-day period, or (2) the date on which all of the shares covered by the Registration Rights Agreement that are held by Ligand are sold.

The descriptions contained in this Statement on Schedule 13D of the Lock-Up Agreements, the Master License Agreement, the First Amendment to Master License Agreement, the Second Amendment to Master License Agreement, the Loan and Security Agreement, the First Amendment to Loan and Security Agreement, the Convertible Note, the Management Rights Letter, the Voting Agreement and the Registration Rights Agreement are summaries only and are qualified in their entirety by the actual terms of each such agreements, which are being filed as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6, Exhibit 99.7, Exhibit 99.8, Exhibit 99.9, Exhibit 99.10 and Exhibit 99.11, respectively, to this Schedule 13D and are incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

See Exhibit Index attached to this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2015	Ligand Pharmaceuticals Incorporated

	By:	/s/ Charles Berkman
	Name:	Charles Berkman
	Title:	Vice President and Secretary

Signature Page to Schedule 13D

Exhibit Index

Exhibit No.	Description	Method of Filing

99.1	Information concerning the directors and executive officers of Ligand Pharmaceuticals Incorporated and Metabasis Therapeutics, Inc.	Filed herewith

99.2	Form of Lock-Up Agreement among the Company, the Underwriters and Certain Stockholders of the Company	Incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 5 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 10, 2015 (SEC Reg. No. 333-197182)

99.3	Master License Agreement, dated May 21, 2014, by and among Viking Therapeutics, Inc., Metabasis Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2014 (SEC Reg. No. 333-197182)

99.4	First Amendment to Master License Agreement, dated September 6, 2014, by and among Viking Therapeutics, Inc., Metabasis Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.24 to the Issuer’s Amendment No. 2 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 10, 2015 (SEC Reg. No. 333-197182)

99.5	Second Amendment to Master License Agreement, dated April 8, 2015, by and among Viking Therapeutics, Inc., Metabasis Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.30 to the Issuer’s Amendment No. 5 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 8, 2014 (SEC Reg. No. 333-197182)

99.6	Loan and Security Agreement, dated May 21, 2014, by and between Viking Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.13 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2014 (SEC Reg. No. 333-197182)

99.7	First Amendment to Loan and Security Agreement, dated April 8, 2015, by and between Viking Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.31 to the Issuer’s Amendment No. 5 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 10, 2015 (SEC Reg. No. 333-197182)

99.8	Secured Convertible Note Promissory Note, dated May 27, 2014, from Viking Therapeutics, Inc. to Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2014 (SEC Reg. No. 333-197182)

99.9	Letter Agreement regarding board composition and management rights, dated May 21, 2014, by and between Viking Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.15 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2014 (SEC Reg. No. 333-197182)

99.10	Voting Agreement, dated May 21, 2014, by and among Viking Therapeutics, Inc., Ligand Pharmaceuticals Incorporated, Metabasis Therapeutics, Inc., Brian Lian, Ph.D. and Michael Dinerman, M.D.	Incorporated by reference to Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2014 (SEC Reg. No. 333-197182)

99.11	Registration Rights Agreement, dated May 21, 2014, by and among Viking Therapeutics, Inc., Metabasis Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.16 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2014 (SEC Reg. No. 333-197182)